Exhibit 99.1

Press Release

For Immediate Release

(Incorporated in Cayman Islands with limited liabilities)

(NYSE: TMDE)

TMD Energy Limited Reports 2024 Full-Year Results

Kuala Lumpur, Malaysia, May 14, 2025 (GLOBE NEWSWIRE) – TMD Energy Limited (NYSE: TMDE) (the “Company” or “TMDEL”), together with its subsidiaries (the “Group” or “TMDEL Group”) is a Malaysia and Singapore based service provider engaged in integrated bunkering services segment which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today reported its financial results for the fiscal year ended December 31, 2024.

Fiscal Year 2024 Financial Results Highlights

●	Group Revenue increased by 8.8% to $688.6 million in FY2024 from $633.1 million in FY2023. Notably, revenue from our Bunkering Services Segment rose by $55.5 million.

●	Despite revenue grew by 8.8%, gross profit surged 32.7% to $16.0 million, with gross margin improving to 2.3% in FY2024 from 1.9% in FY2023.

●	Income from operations increased substantially by more than 130% to $6.0 million in FY2024 from $2.6 million in FY2023.

●	Net income remained stable at $1.9 million in FY2024, compared to $2.0 million for FY2023.

Dato’ Sri Kam Choy Ho, Director and Chief Executive Officer of the Company commented, “In FY2024, the Company experienced sustainable revenue growth, primarily driven by the success of our Bunkering Services Segment. Revenue notably increased by 8.8% in FY2024 to over $688 million, while net income remained stable at about $1.9 million, compared to $2.0 million a year earlier.”

“The Bunkering Services Segment accounted for most of our revenue and net income, which benefited from improved operational efficiency and an expanding customer base. The redeployment of a vessel from vessel chartering services to the bunkering segment further enhanced our bunkering capacities, allowing us to better meet our client growing needs.”

“Looking ahead, we recognize the importance of maintaining this momentum. Our focus will remain on optimizing balance sheet by enhancing our operational efficiencies and exploring new customer opportunities in the bunkering sector. With our existing internal team of ship managers who are qualified professional mariners, we aim to continue growing our ship management revenue by targeting our existing bunkering client and external clients. We’ll also maintain competitive pricing via our supplier leverage and transparent practices as we stay committed to leveraging our strengths to drive sustainable growth and deliver value to our stakeholders.”

Financial Performance Overview

Our Group reported an overall revenue of $688.6 million for FY2024, an increase of 8.8%, or equivalent to $55.5 million from $633.1 million in FY2023 due to rise in contribution from the Bunkering Services Segment. This segment which contributed more than 99% of the Group’s revenue had enjoyed a 6.0% increase in the volume of oil cargo bunkered as our Group expanded its customer base. Meanwhile, the Ship Management Segment had contributed the remaining $0.4 million of the Group’s revenue.

We recorded an overall increase of 32.7% in our gross profit, or equivalent to $3.9 million, to $16.0 million for FY2024 from $12.1 million in FY2023. As we strategically focus on penetrating new markets and expanding our customer base, we had managed to improve our gross profit margin from 1.91% in FY2023 to 2.33% in FY2024.

General and administrative expenses had increased by $0.1 million in FY2024 to $5.2 million from $5.1 million as we participated in environmental, social and governance activities as part of our commitment to a sustainable green environment and incurring additional travelling expenses for our business expansion.

Depreciation had increased by $0.5 million from $4.3 million in FY2023 to $4.8 million in FY2024 as we continued to maintain and dry-dock our vessels periodically to ensure their sea worthiness and condition when carrying out a safe and efficient bunkering operation.

Interest expense had increased by $2.4 million to $4.6 million in FY2024, up from $2.2 million in FY2023 as higher volume of trade financing facilities were utilized to meet the increase in volume of oil cargo bunkered.

Overall, net income remained stable at $1.9 million in FY2024, compared to $2.0 million for FY2023.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels.

For more information about our Company and its business activities, please visit our website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, result of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the SEC.

For investor and media inquiries, please contact:

TMD ENERGY LIMITED

e-Mail : corporate@tmdel.com

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